UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 3

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

864909106

(CUSIP Number)

DECEMBER 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.    ☐

CUSIP No.: 864909106

(1)	Name of Reporting Person I.R.S. Identification No. of Above Person S&R TECHNOLOGY HOLDINGS, LLC 52-2242847
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 26,400,802(1)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 26,400,802(1)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 26,400,802(1)
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(11)	Percent of Class Represented by Amount in Row (9) 63.0%
(12)	Type of Reporting Person OO

[1]

Includes 26,191,050 shares of Class B Common Stock of the Issuer. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock without further consideration. Excludes 2,485,150 shares of Class A Common Stock owned by R-Tech Ueno, Ltd. (“R-Tech”). S&R Technology Holdings, LLC is R-Tech’s largest shareholder, owning 16,370 shares, or 33.26%, of R-Tech’s capital stock as of the date of this filing. Voting and dispositive power with respect to the shares owned by R-Tech is held by its board of directors. Dr. Kuno, who, along with her husband, wholly owns S&R Technology, previously served as the chairperson of R-Tech’s board and as one of its four directors. She no longer serves in either capacity and she and her husband do not have or share voting or dispositive power with respect to these shares.

Item 1	(a).	Name of Issuer

SUCAMPO PHARMACEUTICALS, INC. (2)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

4520 EAST-WEST HIGHWAY SUITE 300 BETHESDA, MD 20814

Item 2	(a).	Name of Person Filing

S&R TECHNOLOGY HOLDINGS, LLC

Item 2	(b).	Address of Principal Business Office or, if none, Residence

7501 WISCONSIN AVENUE SUITE 600 BETHESDA, MD 20814-6519

Item 2	(c).	Citizenship

DELAWARE

Item 2	(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2	(e).	CUSIP No.

864909106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

[2]

Sucampo Pharmaceuticals, Inc. (the “Issuer”) is the successor to Sucampo Pharma Americas, Inc., a Delaware corporation formerly named Sucampo Pharmaceuticals, Inc., for purposes of filings under Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of a reorganization into a holding company structure. In the reorganization the Issuer became the new parent holding company of Sucampo Pharma Americas, Inc.

Item 4.	Ownership

(a) Amount beneficially owned:

26,400,802(3)

(b) Percent of class:

63.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

26,400,802(3)

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

26,400,802(3)

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

[3]	See footnote 1 on the cover page to this schedule.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012	S&R TECHNOLOGY HOLDINGS, LLC

	By:	/s/ Kei Tolliver
	Name:	Kei Tolliver

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